Exhibit 99.1

FOR IMMEDIATE RELEASE

Thomson Reuters Announces Pricing of US$850 Million Note Offering

NEW YORK, May 16, 2013 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced the pricing of its offering of US$500 million of 0.875% notes due 2016 and US$350 million of 4.50% notes due 2043. The offering is expected to close on May 23, 2013, subject to customary closing conditions. Thomson Reuters plans to use the net proceeds of this offering for general corporate purposes, including to repay part of its US$750 million principal amount of 5.95% notes due in July 2013 upon their maturity and its US$250 million principal amount of 5.25% notes due in August 2013 upon their maturity.

Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., Morgan Stanley & Co. LLC, and RBS Securities Inc. are the joint book-running managers for the offering.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any of these securities in any jurisdiction in which such offer, solicitation or sale is unlawful. The notes are being offered in the United States pursuant to a registration statement on Form F-10 that was previously declared effective by the U.S. Securities and Exchange Commission (SEC). The public offering of these securities in the United States will be made only by means of the prospectus supplement and an accompanying base shelf prospectus. The prospectus supplement and accompanying base shelf prospectus may be obtained for free at the SEC’s website at www.sec.gov or at the Canadian Securities Administrators’ website at www.sedar.com. Alternatively, a copy of the prospectus supplement and accompanying base shelf prospectus may be obtained, when available, from Deutsche Bank Securities Inc. (+1 800.503.4611; Harborside Financial Center, 100 Plaza One, Floor 2, Jersey City, NJ 07311); HSBC Securities (USA) Inc. (+1 866.811.8049; 452 Fifth Avenue, New York, NY 10018); Morgan Stanley & Co. LLC (phone: +1 866.718.1649; 180 Varick Street, New York, NY 10014, Attn: Prospectus Department); or RBS Securities Inc. (phone: +1 866.884.2071; 600 Washington Blvd, Stamford, CT 06901).

The securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs approximately 60,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including Thomson Reuters expectations about the proposed offering, including the timing thereof. There can be no assurance that the offering will be completed. These forward-looking statements are based on certain assumptions and reflect current expectations, including Thomson Reuters intended use of proceeds of the offering. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current

Thomson Reuters Announces Pricing of US$850 Million Note Offering

expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA	INVESTORS
David Girardin	Frank J. Golden
Corporate Affairs	Senior Vice President, Investor Relations
+1 646 223 4870	+1 646 223 5288
david.girardin@thomsonreuters.com	frank.golden@thomsonreuters.com